Exhibit 99.1

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	For the three months ended June 30,		For the six months ended June 30,
Millions of dollars, except per share data	2004	2003	2004	2003
Sales and other operating revenues	$1,161	$913	$2,266	$1,902
Cost of sales	1,084	866	2,113	1,822
Selling, general and administrative expenses	49	45	94	87
Research and development expenses	8	8	16	17

	1,141	919	2,223	1,926

Operating income (loss)	20	(6)	43	(24)
Interest expense	(111)	(102)	(222)	(202)
Interest income	3	3	5	20
Other income (expense), net	(3)	(3)	(4)	13

Loss before equity investments and income taxes	(91)	(108)	(178)	(193)

Income (loss) from equity investments:
Equistar Chemicals, LP	33	(32)	39	(132)
LYONDELL-CITGO Refining LP	63	37	119	56
Other	1	(4)	2	(6)

	97	1	160	(82)

Income (loss) before income taxes	6	(107)	(18)	(275)
Provision for (benefit from) income taxes	3	(39)	(6)	(94)

Net income (loss)	$3	$(68)	$(12)	$(181)

Basic and diluted earnings (loss) per share	$0.02	$(0.43)	$(0.07)	$(1.13)

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

Millions, except shares and par value data	June 30, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$455	$438
Accounts receivable:
Trade, net	414	365
Related parties	83	84
Inventories	327	347
Prepaid expenses and other current assets	59	82
Deferred tax assets	43	43

Total current assets	1,381	1,359
Property, plant and equipment, net	2,533	2,640
Investments and long-term receivables:
Investment in Equistar Chemicals, LP	1,002	965
Investment in PO joint ventures	831	866
Investment in and receivable from LYONDELL-CITGO Refining LP	209	232
Other investments and long-term receivables	88	85
Goodwill	1,080	1,080
Other assets, net	382	406

Total assets	$7,506	$7,633

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$314	$284
Related parties	156	147
Accrued liabilities	244	268

Total current liabilities	714	699
Long-term debt	4,152	4,151
Other liabilities	686	680
Deferred income taxes	768	792
Commitments and contingencies
Minority interest	138	155
Stockholders’ equity:
Common stock, $1.00 par value, 340,000,000 shares authorized, 142,330,000 shares issued	142	142
Series B common stock, $1.00 par value, 80,000,000 shares authorized, 37,879,455 and 36,823,421 shares issued, respectively	38	37
Additional paid-in capital	1,588	1,571
Retained deficit	(574)	(474)
Accumulated other comprehensive loss	(98)	(54)
Treasury stock, at cost, 1,718,149 and 2,360,834 shares, respectively	(48)	(66)

Total stockholders’ equity	1,048	1,156

Total liabilities and stockholders’ equity	$7,506	$7,633

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended June 30,
Millions of dollars	2004	2003
Cash flows from operating activities:
Net loss	$(12)	$(181)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	127	118
(Income) losses from equity investments	(160)	82
Distributions of earnings from affiliates	120	56
Deferred income taxes	(8)	(92)
Gain on sale of equity interest	—	(18)
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(56)	(4)
Inventories	17	(14)
Accounts payable	50	34
Income taxes refundable, net of payable	1	33
Other assets and liabilities, net	(1)	14

Net cash provided by operating activities	78	28

Cash flows from investing activities:
Expenditures for property, plant and equipment	(27)	(238)
Distributions in excess of earnings from affiliates	48	102
Contributions and advances to affiliates	(22)	(78)
Proceeds from sale of equity interest	—	28
Maturity of other short-term investments	—	25

Net cash used in investing activities	(1)	(161)

Cash flows from financing activities:
Dividends paid	(63)	(57)
Issuance of long-term debt	—	318
Repayment of long-term debt	—	(103)
Other	4	(4)

Net cash (used in) provided by financing activities	(59)	154

Effect of exchange rate changes on cash	(1)	1

Increase in cash and cash equivalents	17	22
Cash and cash equivalents at beginning of period	438	286

Cash and cash equivalents at end of period	$455	$308

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Preparation

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of Lyondell Chemical Company (“Lyondell”) in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal, recurring adjustments, considered necessary for a fair presentation have been included. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2003 included in the Lyondell 2003 Annual Report on Form 10-K.

2. Employee Stock Options

In the first quarter 2003, Lyondell adopted the “fair value” method of accounting for employee stock options, the preferred method as defined by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. Lyondell is using the prospective transition method, one of three alternatives under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, for a voluntary change to the fair value method. Under the prospective transition method, an estimate of the fair value of options granted to employees during 2003 and thereafter is charged to earnings over the related vesting periods. This change resulted in an after-tax charge of approximately $1 million for each of the six-month periods ended June 30, 2004 and 2003.

Prior to 2003, Lyondell accounted for employee stock options under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost was recognized in connection with stock options granted prior to 2003 under Lyondell’s plans. The pro forma effect on net income and earnings per share of measuring compensation expense for such grants in the manner prescribed in SFAS No. 123 is summarized in the table below:

	For the three months ended June 30,		For the six months ended June 30,
Millions of dollars, except per share data	2004	2003	2004	2003
Reported net income (loss)	$3	$(68)	$(12)	$(181)
Add stock-based compensation expense included in net income (loss), net of tax	—	—	1	1
Deduct stock-based compensation expense using fair value method for all awards, net of tax	—	(2)	(1)	(4)

Pro forma net income (loss)	$3	$(70)	$(12)	$(184)

Basic and diluted earnings (loss) per share:
Reported	$0.02	$(0.43)	$(0.07)	$(1.13)
Pro forma	$0.02	$(0.43)	$(0.07)	$(1.15)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Equity Interest in Equistar Chemicals, LP

Lyondell’s operations in the petrochemicals and polymers segments are conducted through its joint venture ownership interest in Equistar Chemicals, LP (“Equistar”). Lyondell has a 70.5% interest in Equistar, while Millennium Chemicals Inc. (“Millennium”) has a 29.5% interest. Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of additional debt and the appointment of executive management of the partnership, Lyondell accounts for its investment in Equistar using the equity method of accounting. As a partnership, Equistar is not subject to federal income taxes.

As described in Note 13, the partners have agreed to a transaction under which, if completed, Equistar, as well as Millennium, will become 100% owned consolidated subsidiaries of Lyondell.

Summarized financial information for Equistar follows:

Millions of dollars	June 30, 2004	December 31, 2003
BALANCE SHEETS
Total current assets	$1,430	$1,261
Property, plant and equipment, net	3,224	3,334
Investments and other assets, net	460	433

Total assets	$5,114	$5,028

Current maturities of long-term debt	$1	$—
Other current liabilities	781	754
Long-term debt	2,312	2,314
Other liabilities and deferred revenues	374	359
Partners’ capital	1,646	1,601

Total liabilities and partners’ capital	$5,114	$5,028

	For the three months ended June 30,		For the six months ended June 30,
	2004	2003	2004	2003
STATEMENTS OF INCOME
Sales and other operating revenues	$2,099	$1,597	$4,061	$3,238
Cost of sales	1,951	1,517	3,808	3,193
Selling, general and administrative expenses	41	44	82	84
Research and development expenses	8	10	15	19
(Gain) loss on asset dispositions	—	2	(4)	14

Operating income (loss)	99	24	160	(72)
Interest expense, net	(55)	(53)	(110)	(102)
Other (expense), net	(1)	(20)	(2)	(21)

Net income (loss)	$43	$(49)	$48	$(195)

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization	$77	$76	$153	$154
Expenditures for property, plant and equipment	22	21	41	34

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lyondell’s income or loss from its investment in Equistar consists of Lyondell’s share of Equistar’s income or loss and accretion of the amount by which Lyondell’s underlying equity in Equistar’s net assets exceeds the carrying value of Lyondell’s investment in Equistar. At June 30, 2004, Lyondell’s underlying equity in Equistar’s net assets exceeded the carrying value of its investment in Equistar by approximately $158 million. This difference is being recognized in income over the next 14 years.

4. Equity Interest in LYONDELL-CITGO Refining LP

Lyondell’s refining operations are conducted through its joint venture ownership interest in LYONDELL-CITGO Refining LP (“LCR”). Lyondell has a 58.75% interest in LCR, while CITGO Petroleum Corporation (“CITGO”) has a 41.25% interest. Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of debt and the appointment of the executive management of the partnership, Lyondell accounts for its investment in LCR using the equity method of accounting. As a partnership, LCR is not subject to federal income taxes.

Lyondell’s investment in and receivable from LCR consisted of the following:

Millions of dollars	June 30, 2004	December 31, 2003
Investment in LCR	$(20)	$3
Receivable from LCR	229	229

Investment in and receivable from LCR	$209	$232

Summarized financial information for LCR follows:

Millions of dollars	June 30, 2004	December 31, 2003
BALANCE SHEETS
Total current assets	$418	$316
Property, plant and equipment, net	1,222	1,240
Other assets	69	81

Total assets	$1,709	$1,637

Current maturities of long-term debt	$5	$—
Other current liabilities	612	386
Long-term debt	445	450
Loans payable to partners	264	264
Other liabilities	122	114
Partners’ capital	261	423

Total liabilities and partners’ capital	$1,709	$1,637

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the three months ended June 30,		For the six months ended June 30,
	2004	2003	2004	2003
STATEMENTS OF INCOME
Sales and other operating revenues	$1,339	$905	$2,493	$2,088
Cost of sales	1,213	822	2,250	1,955
Selling, general and administrative expenses	15	16	31	28

Operating income	111	67	212	105
Interest expense, net	(8)	(9)	(18)	(19)

Net income	$103	$58	$194	$86

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization	$28	$29	$58	$57
Expenditures for property, plant and equipment	14	13	29	28

Lyondell’s income from its investment in LCR consists of Lyondell’s share of LCR’s net income and accretion of the amount by which Lyondell’s underlying equity in LCR’s net assets exceeds the carrying value of Lyondell’s investment in LCR. At June 30, 2004, Lyondell’s underlying equity in LCR’s net assets exceeded the carrying value of its investment in LCR by approximately $262 million. This difference will be recognized in income over the next 24 years.

In May 2004, LCR refinanced its credit facilities with a new $450 million senior secured term loan and a $100 million senior secured revolver, which mature in May 2007. The term loan requires quarterly amortization payments of $1.125 million beginning September 30, 2004. The new facility replaces LCR’s $450 million term loan facility and $70 million revolving credit facility, which were scheduled to mature in June 2004, and is secured by substantially all of the assets of LCR and contains covenants that require LCR to maintain specified financial ratios.

As part of the refinancing, Lyondell and CITGO also extended the maturity of the loans payable to partners, including $229 million payable to Lyondell and $35 million payable to CITGO, from July 1, 2005 to January 1, 2008.

5. Inventories

Inventories consisted of the following components:

Millions of dollars	June 30, 2004	December 31, 2003
Finished goods	$246	$269
Work-in-process	7	7
Raw materials	35	33
Materials and supplies	39	38

Total inventories	$327	$347

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Property, Plant and Equipment, Net

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows:

Millions of dollars	June 30, 2004	December 31, 2003
Land	$11	$11
Manufacturing facilities and equipment	3,383	3,453
Construction in progress	46	15

Total property, plant and equipment	3,440	3,479
Less accumulated depreciation	(907)	(839)

Property, plant and equipment, net	$2,533	$2,640

Depreciation and amortization is summarized as follows:

	For the three months ended June 30,		For the six months ended June 30,
Millions of dollars	2004	2003	2004	2003
Property, plant and equipment	$43	$43	$87	$83
Investment in PO joint ventures	10	7	22	15
Turnaround costs	3	3	6	7
Software costs	3	3	5	5
Other	5	5	7	8

Total depreciation and amortization	$64	$61	$127	$118

In addition, amortization of debt issuance costs of $5 million and $4 million for the three-month periods ended June 30, 2004 and 2003, respectively, and $9 million and $8 million for the six-month periods ended June 30, 2004 and 2003, respectively, is included in interest expense in the Consolidated Statements of Income.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Long-Term Debt

Long-term debt consisted of the following:

Millions of dollars	June 30, 2004	December 31, 2003
Bank credit facility:
Revolving credit facility	$—	$—
Other debt obligations:
Senior Secured Notes, Series A due 2007, 9.625%	900	900
Senior Secured Notes, Series B due 2007, 9.875%	1,000	1,000
Senior Secured Notes due 2008, 9.5%	730	730
Senior Secured Notes due 2012, 11.125%	278	278
Senior Secured Notes due 2013, 10.5%	325	325
Senior Subordinated Notes due 2009, 10.875%	500	500
Debentures due 2005, 9.375%	100	100
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8%	225	225
Other	2	2
Unamortized discount	(8)	(9)

Total long-term debt	4,152	4,151
Less current maturities	—	—
Long-term debt, net	$4,152	$4,151

In February 2004, in response to ongoing adverse conditions in the industry, Lyondell obtained amendments to its credit facility to provide additional financial flexibility by easing certain financial ratio requirements. In June 2004, Lyondell obtained an amendment to its credit facility that permits the proposed transaction with Millennium as described in Note 13.

8. Pension and Other Postretirement Benefits

Net periodic pension and other postretirement benefit costs included the following components for the periods presented:

	Pension Benefits				Other Postretirement Benefits
	For the three months ended June 30,		For the six months ended June 30,		For the three months ended June 30,		For the six months ended June 30,
Millions of dollars	2004	2003	2004	2003	2004	2003	2004	2003
Components of net periodic benefit cost:
Service cost	$7	$5	$13	$10	$—	$—	$1	$1
Interest cost	10	9	20	19	2	2	3	3
Recognized gain on plan assets	(7)	(6)	(14)	(12)	—	—	—	—
Actuarial and investment loss amortization	5	6	11	12	—	—	—	—

Net periodic benefit cost	$15	$14	$30	$29	$2	$2	$4	$4

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lyondell previously disclosed, in its financial statements for the year ended December 31, 2003, that it expected to contribute approximately $57 million to its pension plans in 2004. As a result of pension funding relief legislation enacted in April 2004, Lyondell estimates that the 2004 pension contribution will decrease to approximately $36 million.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was enacted in December 2003. In January 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. FSP FAS 106-1 permitted, and Lyondell elected, to defer recognition of the effects of the Act in accounting for its plans until the FASB developed and issued authoritative guidance on accounting for subsidies provided by the Act. In May 2004, the FASB issued FSP FAS 106-2 of the same title, which gave final guidance on accounting for subsidies under the Act and requires Lyondell to implement its provisions no later than the third quarter 2004, if the effects are significant. Lyondell is currently evaluating the impact of FSP FAS 106-2 and the Act. Through June 30, 2004, the accumulated postretirement benefit obligation and the net periodic postretirement benefit costs do not reflect any potential benefit associated with the subsidy. Lyondell does not expect the effects of the Act to be a significant event and will recognize the effects at the next measurement date for plan assets and obligations, which is expected to be December 31, 2004.

9. Commitments and Contingencies

Crude Supply Agreement—Under a crude supply agreement (“Crude Supply Agreement” or “CSA”), PDVSA Petróleo, S.A. (“PDVSA Oil”) is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil, which constitutes approximately 86% of LCR’s rated refining capacity of 268,000 barrels per day of crude oil. Since April 1998, PDVSA Oil has, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. At such times, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. In certain circumstances, PDVSA Oil made payments to LCR under a different provision of the CSA in partial compensation for such reductions.

LCR has consistently contested the validity of the reductions in deliveries by PDVSA Oil and Petróleos de Venezuela, S.A. (“PDVSA”) under the CSA. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, in February 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations, which LCR is continuing to litigate.

From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the CSA and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur.

Depending on then-current market conditions, any breach or termination of the CSA, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil in the merchant market, which could subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell. There can be no assurance that alternative crude oil supplies with similar margins would be available for purchase by LCR.

Indemnification Arrangements Relating to Equistar—Lyondell, Millennium and Occidental Petroleum Corporation (together with its subsidiaries and affiliates, collectively “Occidental”) have each agreed to provide certain indemnifications or guarantees thereof to Equistar with respect to the petrochemicals and polymers businesses they

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

each contributed. In addition, Equistar agreed to assume third party claims that are related to certain contingent liabilities arising prior to the contribution transactions that are filed prior to December 1, 2004 as to Lyondell and Millennium, and May 15, 2005 as to Occidental, to the extent the aggregate thereof does not exceed $7 million for each entity, subject to certain terms of the respective asset contribution agreements. As of June 30, 2004, Equistar had incurred the full $7 million with respect to the business contributed by Lyondell. Lyondell, Millennium, Occidental and Equistar remain liable under these indemnification or guarantee arrangements to the same extent as they were before Lyondell’s August 2002 acquisition of Occidental’s interest in Equistar and will continue to remain liable to the same extent after the closing of the proposed transaction between Lyondell and Millennium – see Note 13 – except that Lyondell will own 100% of Millennium and Equistar.

Environmental Remediation—As of June 30, 2004, Lyondell’s environmental liability for future remediation costs at current and former plant sites and a limited number of Superfund sites totaled $15 million. Substantially all amounts accrued are expected to be incurred over the next ten years. In the opinion of management, there is currently no material estimable range of possible loss in excess of the liabilities recorded for environmental remediation. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

Clean Air Act—The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”) under a “one-hour” ozone standard. Emission reduction controls for nitrogen oxides (“NOx”), which contribute to ozone formation, must be installed at LCR’s refinery and each of Lyondell’s two facilities and Equistar’s six facilities in the Houston/Galveston region prior to a November 2007 compliance deadline for the one-hour ozone standard. Revised rules adopted by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Under the revised 80% standard, Lyondell estimates that the incremental capital expenditures would range between $250 million and $300 million for Lyondell, Equistar and LCR, collectively.

The following table summarizes the range of projected capital expenditures for Lyondell and its joint ventures to comply with the one-hour ozone standard and the 80% NOx emission reduction requirements:

Millions of dollars	Range of Estimates
NOx capital expenditures – 100% basis:
Lyondell	$35 - 45
Equistar	165 - 200
LCR	50 - 55

Total NOx capital expenditures	$250 - 300

NOx capital expenditures – Lyondell proportionate share:
Lyondell – 100%	$35 - 45
Equistar – 70.5%	115 - 140
LCR – 58.75%	30 - 35

Total Lyondell proportionate share NOx capital expenditures	$180 - 220

Cumulative capital expenditures through June 30, 2004 by Lyondell, Equistar and LCR relating to NOx emission reductions totaled $19 million, $85 million and $12 million, respectively. Lyondell’s proportionate share of the spending through June 30, 2004 totaled $85 million.

The above range of estimates could be affected by increased costs for stricter proposed controls over highly reactive, volatile organic compounds (“HRVOCs”). The regulatory agency for the state of Texas, the Texas Commission on Environmental Quality, or “TCEQ,” plans to finalize the HRVOC rules by December 2004. Lyondell, Equistar and

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

LCR are still assessing the impact of the proposed HRVOC revisions. In addition, in April 2004, the EPA designated the eight-county Houston/Galveston region a moderate non-attainment area under an “eight-hour” ozone standard. As a result, the TCEQ must submit a plan to the EPA in 2007 to demonstrate compliance with the eight-hour ozone standard in 2010. The TCEQ is continuing with its current plan to revise the HRVOC rules in 2004. The timing and amount of the estimated expenditures are subject to these regulatory and other uncertainties, as well as to obtaining the necessary permits and approvals. There can be no assurance as to the ultimate cost of implementing any plan developed to comply with the final ozone standards.

The Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as methyl tertiary butyl ether (“MTBE”), in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain U.S. states have banned the use of MTBE, while other U.S. federal and state governmental initiatives have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or also ban the use of MTBE. During 2003, the U.S. House of Representatives and the U.S. Senate produced an energy bill that would have phased out the use of MTBE over 10 years, but also provided limited liability protection for MTBE. The House of Representatives passed the bill as reported out of conference, but the Senate has not. Various versions of an energy bill have been considered in the Senate in 2004 that would phase out use of MTBE, but would not provide liability protection. The final form and timing of the reconciliation of these competing versions of the energy bill in the U.S. Congress is uncertain.

At the state level, a number of states have legislated MTBE bans. Of these, several are midwest states that use ethanol as the oxygenate of choice. Therefore, bans in these states do not impact MTBE demand. However, Connecticut, California and New York have bans of MTBE in place effective January 1, 2004. These bans started to negatively affect MTBE demand during late 2003. In addition, in 2003 several major oil companies substantially reduced or discontinued the use of MTBE in gasoline produced for California markets, negatively affecting 2003 demand. Lyondell estimates that, in 2003, California, Connecticut and New York combined represented approximately one-fourth of U.S. MTBE industry demand. Other states have enacted or have proposed future MTBE bans and gasoline blenders in these states are making decisions that would lead to deselection of MTBE, which also will negatively impact U.S. MTBE industry demand.

At this time, Lyondell cannot predict the full impact that these potential U.S. federal and state governmental initiatives and state bans will have on MTBE margins or volumes longer term. Lyondell’s North American MTBE sales represented approximately 17% of its total 2003 revenues. Lyondell intends to continue marketing MTBE in the U.S. In the short term, in response to market conditions, Lyondell is capable of adjusting, within design limits, the relative ratios of propylene oxide (“PO”) and tertiary butyl alcohol (“TBA”) produced at its PO/TBA plants. It can also shift more of its PO production to PO/Styrene Monomer (“SM”) plants from PO/TBA plants, as necessary. This flexibility has increased with the fourth quarter 2003 startup of the Maasvlakte PO/SM plant. However, should it become necessary or desirable to significantly reduce MTBE production, Lyondell would need to make capital expenditures to add the flexibility to produce alternative gasoline blending components, such as iso-octane, iso-octene or ethyl tertiary butyl ether (“ETBE”), at its U.S.-based MTBE plant. The current estimated costs for converting Lyondell’s U.S.-based MTBE plant to iso-octene production is less than $20 million, whereas the current estimated costs for converting to iso-octane production range from $65 million to $75 million. Lyondell’s U.S.-based MTBE plant could be converted to ETBE production with minimal capital expenditure. Lyondell is pursuing ETBE viability through legislative efforts. One key hurdle is equal access to the federal subsidy provided for ethanol blended into gasoline for the ethanol component of ETBE. Lyondell is currently evaluating the iso-octene alternative prior to making any major capital commitments and any ultimate decision could be influenced by further regulatory and market developments. The profit contribution related to alternative gasoline blending components is likely to be lower than that historically realized on MTBE.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Clean Air Act also specified certain emissions standards for vehicles and, in 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary. New standards for gasoline were finalized in 1999 and required refiners to phase in production of a lower sulfur-content gasoline in 2004, with final compliance by 2007. A new “on-road” diesel standard was adopted in January 2001 and will require refiners of on-road diesel fuel to produce 80% as ultra low sulfur diesel (“ULSD”) by June 2006 and 100% by the end of 2009. The off-road diesel fuel standards, which were finalized during the second quarter of 2004, provide for phased implementation from 2007 to 2014. These gasoline and diesel fuel standards will result in increased capital investment for LCR.

LCR currently estimates that capital spending to comply with the low sulfur gasoline standard and the new diesel fuel standards will range between $165 million and $205 million. In 2003, LCR developed alternative approaches to complying with the low sulfur gasoline standard and the new diesel fuel standard that led to an approximate $300 million reduction in overall estimated capital expenditures for these projects. As a result, LCR recognized impairment of value of $25 million of project costs incurred to date, which are not included in the current estimate. LCR has spent approximately $31 million, excluding the $25 million charge, as of June 30, 2004 for both the gasoline and diesel fuel standards projects. Lyondell’s 58.75% share of these incremental capital expenditures for these projects is not expected to exceed $120 million. In addition, these standards could result in higher operating costs for LCR. Equistar’s business may also be impacted if these standards increase the cost for processing fuel components.

General—Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material effect on the financial position, liquidity or results of operations of Lyondell.

In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of these matters discussed in this note could have a material impact on Lyondell’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of others, or by any insurance coverage that may be available.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Per Share Data

Basic earnings per share for the periods presented are computed based upon the weighted average number of shares of original common stock and Series B common stock outstanding during the periods. Diluted earnings per share also include the effect of outstanding stock options and warrants. These stock options and warrants were antidilutive for the six months ended June 30, 2004 and for the three- and six-month periods ended June 30, 2003. Potentially dilutive options and warrants for 16,138,100 shares of original common stock were outstanding at June 30, 2004.

Earnings per share data and dividends declared per share of common stock were as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2004	2003	2004	2003
Weighted average shares, in thousands:
Basic	177,101	161,023	176,822	160,722
Diluted	177,806	161,023	176,822	160,722

Basic and diluted earnings (loss) per share	$0.02	$(0.43)	$(0.07)	$(1.13)

Dividends declared per share of common stock	$0.225	$0.225	$0.45	$0.45

11. Comprehensive Loss

The components of the comprehensive loss were as follows:

	For the three months ended June 30,		For the six months ended June 30,
Millions of dollars	2004	2003	2004	2003
Net income (loss)	$3	$(68)	$(12)	$(181)
Other comprehensive gain (loss):
Foreign currency translation gain (loss)	(6)	67	(42)	119
Other	—	—	(2)	—

Total other comprehensive income (loss)	(6)	67	(44)	119

Comprehensive loss	$(3)	$(1)	$(56)	$(62)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Segment and Related Information

Lyondell operates in four reportable segments:

•	Intermediate chemicals and derivatives (“IC&D”), including PO, propylene glycol, propylene glycol ethers, butanediol, toluene diisocyanate, styrene, and MTBE and other TBA derivatives;

•	Petrochemicals, which include ethylene, ethylene glycol, ethylene oxide and derivatives, propylene, butadiene, and aromatics;

•	Polymers, which primarily include polyethylene; and

•	Refining of crude oil.

Lyondell’s entire $1.1 billion balance of goodwill is allocated to the IC&D segment.

Summarized financial information concerning reportable segments is shown in the following table:

Millions of dollars	IC&D	Petrochemicals	Polymers	Refining	Unallocated	Total
For the three months ended June 30, 2004:
Sales and other operating revenues	$1,161	$—	$—	$—	$—	$1,161
Operating income	20	—	—	—	—	20
Income (loss) from equity investments	1	96	(4)	63	(59)	97

For the three months ended June 30, 2003:
Sales and other operating revenues	$913	$—	$—	$—	$—	$913
Operating loss	(6)	—	—	—	—	(6)
Income (loss) from equity investments	(4)	60	(20)	37	(72)	1

For the six months ended June 30, 2004:
Sales and other operating revenues	$2,266	$—	$—	$—	$—	$2,266
Operating income	43	—	—	—	—	43
Income (loss) from equity investments	2	169	(14)	119	(116)	160

For the six months ended June 30, 2003:
Sales and other operating revenues	$1,902	$—	$—	$—	$—	$1,902
Operating loss	(24)	—	—	—	—	(24)
Income (loss) from equity investments	(6)	38	(44)	56	(126)	(82)

“Income (loss) from equity investments - Unallocated” as presented above consists of Equistar items not allocated to segments, principally general and administrative expenses and interest expense, net.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Proposed Transaction with Millennium

In March 2004, Lyondell and Millennium executed a definitive agreement for Lyondell to acquire Millennium in a stock-for-stock business combination of the two companies. The proposed transaction is subject to approval by Lyondell and Millennium shareholders and other customary conditions. Lyondell and Millennium have obtained amendments to Lyondell’s and Millennium’s respective bank credit agreements and Lyondell’s accounts receivable sales facility that were required to permit the proposed transaction. Lyondell anticipates that the proposed transaction will close during the fourth quarter of 2004; however, there can be no assurance that the proposed transaction will be completed.

14. Supplemental Guarantor Information

ARCO Chemical Technology Inc. (“ACTI”), ARCO Chemical Technology L.P. (“ACTLP”) and Lyondell Chemical Nederland, Ltd. (“LCNL”) are guarantors, jointly and severally, (collectively “Guarantors”) of the following (see Note 7):

•	Senior Secured Notes, Series A due 2007, 9.625%

•	Senior Secured Notes, Series B due 2007, 9.875%

•	Senior Secured Notes due 2008, 9.5%

•	Senior Secured Notes due 2012, 11.125%

•	Senior Secured Notes due 2013, 10.5%, and

•	Senior Subordinated Notes due 2009, 10.875%.

LCNL, a Delaware corporation and a wholly owned subsidiary of Lyondell, owns a Dutch subsidiary that operates chemical production facilities near Rotterdam, The Netherlands. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. The Guarantors are all 100% owned subsidiaries of Lyondell. The guarantees are joint and several and full and unconditional. Separate financial statements of the Guarantors are not considered to be material to the holders of the senior subordinated notes and senior secured notes. The following condensed consolidating financial information present supplemental information for the Guarantors as of June 30, 2004 and December 31, 2003 and for the three-month and six-month periods ended June 30, 2004 and 2003. Certain amounts from prior periods have been reclassified to conform to current period presentations.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)

BALANCE SHEET

As of June 30, 2004

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Total current assets	$829	$264	$288	$—	$1,381
Property, plant and equipment, net	803	828	902	—	2,533
Investments and long-term receivables	5,279	273	1,877	(5,299)	2,130
Goodwill	723	349	8	—	1,080
Other assets	278	69	35	—	382

Total assets	$7,912	$1,783	$3,110	$(5,299)	$7,506

Current liabilities	$431	$154	$129	$—	$714
Long-term debt	4,150	—	2	—	4,152
Other liabilities	620	43	23	—	686
Deferred income taxes	505	170	93	—	768
Intercompany liabilities (assets)	1,158	188	(1,346)	—	—
Minority interest	—	25	138	(25)	138
Stockholders’ equity	1,048	1,203	4,071	(5,274)	1,048

Total liabilities and stockholders’ equity	$7,912	$1,783	$3,110	$(5,299)	$7,506

BALANCE SHEET

As of December 31, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Total current assets	$824	$223	$312	$—	$1,359
Property, plant and equipment, net	817	879	944	—	2,640
Investments and long-term receivables	5,201	294	1,873	(5,220)	2,148
Goodwill	723	349	8	—	1,080
Other assets	271	76	59	—	406

Total assets	$7,836	$1,821	$3,196	$(5,220)	$7,633

Current liabilities	$441	$142	$116	$—	$699
Long-term debt	4,149	—	2	—	4,151
Other liabilities	609	44	27	—	680
Deferred income taxes	517	185	90	—	792
Intercompany liabilities (assets)	964	274	(1,238)	—	—
Minority interest	—	24	155	(24)	155
Stockholders’ equity	1,156	1,152	4,044	(5,196)	1,156

Total liabilities and stockholders’ equity	$7,836	$1,821	$3,196	$(5,220)	$7,633

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF INCOME

For the Three Months Ended June 30, 2004

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$676	$365	$269	$(149)	$1,161
Cost of sales	629	333	271	(149)	1,084
Selling, general and administrative expenses	32	7	10	—	49
Research and development expenses	8	—	—	—	8

Operating income (loss)	7	25	(12)	—	20
Interest income (expense), net	(110)	—	2	—	(108)
Other income (expense), net	(12)	(2)	10	1	(3)
Income (loss) from equity investments	91	42	56	(92)	97
Intercompany income (expense)	(17)	3	14	—	—
(Benefit from) provision for income taxes	(44)	23	24	—	3

Net income (loss)	$3	$45	$46	$(91)	$3

STATEMENT OF INCOME

For the Three Months Ended June 30, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$538	$264	$274	$(163)	$913
Cost of sales	559	249	221	(163)	866
Selling, general and administrative expenses	25	7	13	—	45
Research and development expenses	8	—	—	—	8

Operating income (loss)	(54)	8	40	—	(6)
Interest income (expense), net	(107)	6	2	—	(99)
Other income (expense), net	(14)	2	8	1	(3)
Income (loss) from equity investments	62	34	(32)	(63)	1
Intercompany income (expense)	(26)	12	14	—	—
(Benefit from) provision for income taxes	(71)	22	10	—	(39)

Net income (loss)	$(68)	$40	$22	$(62)	$(68)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF INCOME

For the Six Months Ended June 30, 2004

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$1,368	$695	$509	$(306)	$2,266
Cost of sales	1,253	646	520	(306)	2,113
Selling, general and administrative expenses	65	12	17	—	94
Research and development expenses	16	—	—	—	16

Operating income (loss)	34	37	(28)	—	43
Interest income (expense), net	(220)	—	3	—	(217)
Other income (expense), net	(31)	(3)	29	1	(4)
Income (loss) from equity investments	155	83	78	(156)	160
Intercompany income (expense)	(40)	13	27	—	—
(Benefit from) provision for income taxes	(90)	46	38	—	(6)

Net income (loss)	$(12)	$84	$71	$(155)	$(12)

STATEMENT OF INCOME
For the Six Months Ended June 30, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$1,160	$524	$539	$(321)	$1,902
Cost of sales	1,203	495	445	(321)	1,822
Selling, general and administrative expenses	47	13	27	—	87
Research and development expenses	17	—	—	—	17

Operating income (loss)	(107)	16	67	—	(24)
Interest income (expense), net	(195)	10	3	—	(182)
Other income (expense), net	(32)	2	42	1	13
Income (loss) from equity investments	76	72	(153)	(77)	(82)
Intercompany income (expense)	(56)	23	33	—	—
(Benefit from) provision for income taxes	(133)	42	(3)	—	(94)

Net income (loss)	$(181)	$81	$(5)	$(76)	$(181)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2004

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Net income (loss)	$(12)	$84	$71	$(155)	$(12)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	35	35	57	—	127
Income from equity investments	—	(1)	(39)	—	(40)
Earnings from equity investments in excess of distributions	(117)	—	—	117	—
Deferred income taxes	(90)	46	36	—	(8)
Intercompany (receivables) payables, net	268	(138)	(130)	—	—
Net changes in other assets and liabilities	(3)	8	6	—	11

Net cash provided by (used in) operating activities	81	34	1	(38)	78

Expenditures for property, plant and equipment	(24)	(1)	(2)	—	(27)
Distributions from affiliates in excess of earnings	—	7	41	—	48
Contributions and advances to affiliates	—	(2)	(58)	38	(22)

Net cash provided by (used in) investing activities	(24)	4	(19)	38	(1)

Dividends paid	(63)	—	—	—	(63)
Other	4	—	—	—	4

Net cash used in financing activities	(59)	—	—	—	(59)

Effect of exchange rate changes on cash	—	(1)	—	—	(1)

Increase (decrease) in cash and cash equivalents	$(2)	$37	$(18)	$—	$17

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF CASH FLOWS—(Continued)

For the Six Months Ended June 30, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Net income (loss)	$(181)	$81	$(5)	$(76)	$(181)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	38	24	56	—	118
Losses from equity investments	—	5	133	—	138
Earnings from equity investments in excess of distributions	(19)	—	—	19	—
Deferred income taxes	(132)	45	(5)	—	(92)
Gain on sale of equity interest	—	—	(18)	—	(18)
Intercompany (receivables) payables, net	73	143	(216)	—	—
Net changes in other assets and liabilities	59	(1)	5	—	63

Net cash provided by (used in) operating activities	(162)	297	(50)	(57)	28

Expenditures for property, plant and equipment	(14)	(219)	(5)	—	(238)
Distributions from affiliates in excess of earnings	—	—	102	—	102
Contributions and advances to affiliates	—	(57)	(78)	57	(78)
Proceeds from sale of equity interest	—	—	28	—	28
Maturity of other short-term investments	25	—	—	—	25

Net cash provided by (used in) investing activities	11	(276)	47	57	(161)

Issuance of long-term debt	318	—	—	—	318
Repayment of long-term debt	(103)	—	—	—	(103)
Dividends paid	(57)	—	—	—	(57)
Other	(4)	—	—	—	(4)

Net cash provided by financing activities	154	—	—	—	154

Effect of exchange rate changes on cash	—	(1)	2	—	1

Increase (decrease) in cash and cash equivalents	$3	$20	$(1)	$—	$22